FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated August 13, 2003 *

99.2 Press Release dated September 2, 2003 *

99.3 Press Release dated September 24, 2003 *

99.4 Press Release dated October 15, 2003 *

99.5 Press Release dated October 17, 2003 *

99.6 Shareholder Notice and Proxy Statement, sent to Zindart's shareholders on or about October 31, 2003 in connection with the Annual General Meeting of Shareholders to be held on November 26, 2003 *

Signatures *

99.1 Press Release dated August 13, 2003

Zindart Manufacturing Adds Funline's Muscle Machines

HONG KONG - Aug. 13, 2003 - Zindart Manufacturing, an operating division of Zindart Limited (Nasdaq:ZNDT - News), has added Funline Merchandising Co. as a customer. Over the last six months, manufacturing volume has steadily increased for this fast-growing supplier of adult collectibles called Muscle Machines, hugely popular with miniature vehicle enthusiasts.

Zindart is currently manufacturing Funline's 1/64 scale Stars 'n Stripes collectibles as well as Funline's popular Nitro Coupes, known for their exposed, chrome-plated engines. The Hong Kong-based manufacturer is also producing 1/24 scale model kits and Funline's collector combo packs, which contain multiple vehicles.

"Funline was looking to add another supplier who could provide quality product together with high volume, good pricing and excellent customer service," Richard Tong, CEO, Zindart Manufacturing, explains. "We're delighted to be working with this fast-growing company. They have fun products and they care about detail in their vehicle design. Because we are experts in detailed die-cast reproductions, Zindart is a great match for their needs."

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality pop-up books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.2 Press Release dated September 2, 2003

Hua Yang Trims 2 Weeks Off Set-Up Time for Die-Cut Print Jobs,
Using Broadband Transmission of Artwork, CTP Skills

HONG KONG - Sept. 2, 2003 - Hua Yang Printing, an operating division of Zindart Limited (Nasdaq:ZNDT - News), has trimmed two weeks off set-up for complex printing and packaging jobs done in China, using broadband transmission of artwork and its new Computer to Plate (CTP) production system.

Proofs for elaborate, multi-page magazine inserts containing "pull tabs," "picture changes" and "pop up" paper cut designs in just two days, according to Kevin Murphy, president, Hua Yang.

Once corporate customers or their advertising agencies choose a die format, artwork is downloaded via broadband in minutes to Hua Yang's FTP site and then transferred to the CTP department for set-up. Once the format is approved, Hua Yang downloads the digital data to a press and can be printing the job within 24 hours.

The specialty printer recently moved into a modern, 30,000 sq. ft. plant in Shenzhen, adding 65 percent more production area, several new printing systems, a die-cutting machine for books and fancy consumer products packaging, and automated boxing equipment. Hua Yang was also able to set up an end-to-end production line, which has substantially increased worker efficiency, especially with jobs requiring fancy folding or other hand operations.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

In addition to Hua Yang, Zindart's operating divisions include Corgi Classics Limited and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.3 Press Release dated September 24, 2003

Zindart's China-Based Manufacturing Units Report
Increased Plant Utilization as U.S. Customer Orders Grow

HONG KONG - Sept. 24, 2003 - Zindart Limited's (Nasdaq:ZNDT - News) two China-based manufacturing units are both reporting significantly higher levels of plant utilization for the first five months of the company's fiscal year 2004, due largely to increased orders from U.S. customers, according to company officials.

Zindart Manufacturing, a high volume, turnkey manufacturer of custom-molded plastic gift items, miniature die-cast vehicles, toys and consumer electronic and small home improvement products, has increased its plant utilization from 52.3 percent for the first five months of fiscal 2003 to 83.6 percent during the same period in fiscal 2004. U.S. customers have ordered heavily for the fall holiday season.

Hua Yang, a specialty printer known for its die-cut, pop up children's books and finely crafted gift boxes and consumer product packaging, has increased plant utilization from 67.1 for the first five months in fiscal 2003 to 71.8 percent plant capacity in the same period for fiscal 2004, even after accounting for the fact that the company moved into a much larger facility, doubling its hand assembly and finishing areas, last spring. Orders for specialty packaging for perfume and other gift items have increased relative to fiscal year 2002.

Peter Gardiner, Chairman, Zindart Limited, credited the company's improvement over the last year to increased confidence of its U.S. customers, the company's stress on marketing to achieve a broader diversification of its customer base and new areas of production. Both operating units have been promoting their China-based product design, engineering, manufacturing and printing skills for other industries.

About Zindart

Zindart Limited is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.4 Press Release dated October 15, 2003

Zindart Limited Pays Remaining Balance on
$30 Million Term Debt from Hong Kong Bank Consortium

HONG KONG - Oct. 15, 2003 - Zindart Limited (Nasdaq:ZNDT - News) today announced the Company has fully paid off its long-term debt, on a $30 million letter of credit from the Hong Kong branches of guarantors ABN AMRO Bank N.V. (NYSE:ABN - News), Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Amsterdam:RABOc.AS - News), KBC Bank N.A. (Brussels:KBKBt.BR - News) and Standard Chartered Bank (LSE:STAN.L - News).

Peter Gardiner, Chairman, said the Company's three year Strategic Plan, which stressed global marketing, direct customer sales and new product offerings, combined with an overhaul of the Company's manufacturing operations and the installation of more sophisticated planning, has allowed Zindart to make steady payments on its long term debt. A final payment September 15 cleared the outstanding balance.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books, specialty packaging and board games. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of Company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2003, which will be filed this week. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.5 Press Release dated October 17, 2003

Zindart FY 2003: $10.8 Million Swing in Income, Return to Profitability

HONG KONG - Oct. 17, 2003 - Zindart Limited (Nasdaq:ZNDT - News) today announced a $10.8 million year-on-year improvement in profitability, with the company reporting $2.6 million in net income for the year ended March 31, 2003, versus a net loss of $8.2 million for the same period in 2002 (as restated; see below). The company's fully diluted earnings per share increased to $0.28 in fiscal year 2003, compared to a loss of $0.93 per fully diluted share in fiscal year 2002 (as restated).

The gross operating margin achieved on sales increased to 31% in fiscal year 2003 from 28% in fiscal year 2002 (as restated), a result of the company's streamlining of its manufacturing operations and institution of better planning processes over the last 18 months.

Zindart has restated its audited financial statements for the years ended March 31, 2001 and 2002 to correct misstatements in prior years that were detected in the course of audit by KPMG, the Company's new auditors for the year ended March 31, 2003. The net profit and loss effect of the restatement was to decrease the net loss for the year ended March 31, 2002 by $189,000 and to decrease net income for the year ended March 31, 2001 by $2,110,000. The prior year adjustments have been explained in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on October 15, 2003.

"Zindart's return to profitability demonstrates that the overhaul of our manufacturing operations and the new planning processes we have put in place have begun impacting our fundamentals," said Peter Gardiner, Chairman, Zindart Limited. "These changes, combined with the efforts we have introduced to enhance our marketing efforts and build a truly global sales force, have placed Zindart on track for further improvement."

Zindart's Hua Yang printing division has recently been awarded additional contracts from LVMH to handle specialty packaging for that group's branded perfume lines. Also, Hua Yang has begun using its die-cut printing and paper skills to provide specialty advertising to global agencies requiring innovative campaigns for large consumer product companies.

In the last three years, Zindart Manufacturing has achieved considerable diversification in its market segments, expanding beyond production of board games, gifts and toys into small consumer electronic devices and home improvement products.

"Five years ago, 52% of Zindart Manufacturing's sales came from our two largest customers. For fiscal year 2003 that figure was 17%. Customers now come from a range of industries compared to only two or three industries serviced in fiscal year 1998," Gardiner said.

All three operating units have emphasized global marketing, acquisition of new customers and direct sales.

"The changes have made all our units much more competitive and position the company for strong growth as the economy gains strength worldwide," Gardiner concluded.

Operating income was $5.4 million in fiscal year 2003 compared to a $5.7 million operating loss in fiscal year 2002 (as restated), primarily as the result of the company's efforts to reduce selling, general and administrative (SG&A) expenses. Cash provided by operating activities in fiscal year 2003 was $11.4 million, a $4.7 million improvement over the cash provided from fiscal year 2002 operations.

Approximately $9.5 million in cash was used in fiscal 2003 to reduce the company's long-term financial obligations, including long-term debt, capital leases and notes payable. As of March 31, 2003, the company's long-term debt obligations were reduced to $6.3 million, of which $3.4 million was repaid during the six months ended September 30, 2003.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality pop-up books and board games and prints and assembles custom specialty packaging for high-end consumer products. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release, including those regarding the realization of company improvements, are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.6 Shareholder Notice and Proxy Statement, sent to Zindart's shareholders on or about October 31, 2003 in connection with the Annual General Meeting of Shareholders to be held on November 26, 2003

ZINDART LIMITED

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,

57 Ting Kok Road, Tai Po, New Territories,

Hong Kong S.A.R., China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 26, 2003

To the Shareholders of Zindart Limited:

You are cordially invited to the Annual General Meeting of Shareholders of Zindart Limited, a Hong Kong corporation (the "Company"), to be held on November 26, 2003, at 3:30 p.m. local time at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California, United States of America for the following purposes:

  To adopt the audited financial statements and the reports of the directors and auditors of the Company for the fiscal year ended March 31, 2003.
  To re-elect six directors to serve for the ensuing year and until their successors are elected.
  To authorize the Board of Directors (the "Board") to issue all or part of the authorized but unissued shares of the Company, in such manner and to such persons as they shall in their absolute discretion deem fit, such authorization to lapse at the Company's next annual general meeting.
  To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on October 20, 2003 as the record date for the determination of shareholders entitled to notice of this Annual General Meeting.

By Order of the Board,
/s/ PETER A.J. GARDINER
Peter A.J. Gardiner Executive Chairman of the Board

Tai Po, New Territories, Hong Kong

October 31, 2003

All shareholders are cordially invited to attend the meeting in person. Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his or her behalf; a proxy holder need not be a shareholder of the Company. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A postage-prepaid return envelope is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name. Holders of American Depositary Shares are not entitled to vote; instead, such holders are encouraged to provide direction to the Company's Depositary, the Bank of New York, as to the voting of the Ordinary Shares represented by such holder's American Depositary Shares. If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose. Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting.

ZINDART LIMITED

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,

57 Ting Kok Road, Tai Po, New Territories,

Hong Kong S.A.R., China

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOVEMBER 26, 2003

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Zindart Limited, a company incorporated with limited liability under the laws of Hong Kong (the "Company"), for use at the Annual General Meeting of Shareholders to be held on November 26, 2003, at 3:30 p.m. local time (the "Annual General Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Annual General Meeting. The Annual General Meeting will be held at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California, United States of America. The Company intends to mail this proxy statement and accompanying proxy card on or about October 31, 2003 to all holders of ordinary shares ("Shares") of the Company ("Shareholders") entitled to vote at the Annual General Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to Shareholders and holders of American Depositary Shares ("ADSs"). Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on October 20, 2003 will be entitled to notice of the Annual General Meeting. At the close of business on October 20, 2003, the Company had outstanding and entitled to vote 8,844,125 Shares, of which 6,233,014 were represented by ADSs.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the Annual General Meeting. The Bank of New York, as depositary of the ADSs (the "Depositary"), has advised the Company that it intends to mail to all owners of the ADSs this proxy statement and the accompanying notice of Annual General Meeting. Upon the written request of an owner of record of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs evidenced by the American Depositary Receipts (the "ADRs") related thereto in accordance with the instructions set forth in such request. The Depositary has advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions. As the holder of record for all of the Shares represented by ADSs, only the Depositary may vote such Shares at the Annual General Meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the Annual General Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the Shares will be voted FOR proposals 1, 2 and 3 and in the proxy holder's discretion as to other matters that may properly come before the Annual General Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and depositary non-votes. Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved. Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxy

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Chief Financial Officer of the Company at the Company's principal executive office (Zindart Limited, Flat D, 25/F., Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong S.A.R., China) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

The Hong Kong Companies Ordinance (the "Companies Ordinance") provides that Shareholders who hold at least 5% of the total number of outstanding Shares, or a group of at least 100 Shareholders who hold Shares on which there has been paid an average of at least HK$2,000 per Shareholder, may submit a proposal to be presented at the Company's 2004 annual general meeting. Such proposals must be deposited at the Company's registered office at least six weeks prior to the Company's 2004 annual general meeting, which the Company anticipates will take place in September 2004. If a proposal has been submitted and the Company's 2004 annual general meeting is thereafter called for a date six weeks or more after the date of submission, then such proposal will be deemed to have been timely submitted.

PROPOSAL 1

ADOPTION OF AUDITED FINANCIAL STATEMENTS

The Board recommends that the audited financial statements for the fiscal year ended March 31, 2003, which are included in the annual report sent to the Shareholders concurrently with this proxy statement, be adopted. The financial statements for the fiscal year ended March 31, 2003 were audited by KPMG and were reviewed and approved by the Board prior to the Annual General Meeting.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 1.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2

ELECTION OF DIRECTORS

There are six nominees for positions on the Company's Board. Each director to be elected will hold office until the next annual general meeting and until such director's successor is elected and has qualified, or until such director's earlier death, resignation or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such Shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

Directors will be elected by a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF ALL OF THE LISTED NOMINEES.

Nominees

The Company's Articles of Association authorize a range of two to eleven directors. Proxies cannot be voted for a greater number of persons than the number of nominees named. The names of the nominees, their ages as of March 31, 2003, and the principal positions with the Company held by them, are as follows:

Name	Age	Position
-----------------------------------	-----------	---------------------------------------------------------
Peter A.J. Gardiner	67	Executive Chairman of the Board
Robert A. Theleen (2)	57	Vice-Chairman of the Board
Leo Paul Koulos (2)	69	Director
Takaaki Ohya (1)	65	Director
Gordon L.M. Seow	70	Director
Victor Yang (1) (2)	57	Director
  Current member of the Audit Committee
  Current member of the Compensation Committee

Peter A.J. Gardiner joined the Board in January 2000 and has served as Executive Chairman since October 2000. From March 1997 to August 1998, Mr. Gardiner was Chairman, Chief Executive Officer and a major shareholder of Veriflo Corporation, a leading manufacturer of semiconductor components. Mr. Gardiner received a Bachelor's degree in Brewing and Industrial Fermentation from Heriot-Watt University.

Robert A. Theleen joined the Board in January 1997, currently serves as Vice-Chairman and served as Chairman from January 1997 to September 2000. Mr. Theleen is the founder and Chairman of ChinaVest, a venture capital firm. Mr. Theleen is also a director of several ChinaVest portfolio companies. Mr. Theleen is a founding member of the executive committee of the Hong Kong-Taipei Business Cooperation Committee of the Hong Kong General Chamber of Commerce. Mr. Theleen received a Bachelor's degree in International Relations from Duquesne University and a Master of Business Administration from the American School of International Management.

Leo Paul Koulos joined the Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers' cents-off coupons and, served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc., of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos is currently Chairman of International Data, LLC, its successor company. Mr. Koulos received a Bachelor's degree from the University of San Francisco.

Takaaki Ohya joined the Board in January 2003. Mr. Ohya currently serves as Senior Advisor and served as Deputy Chairman from 1984 to 2002 of Chekiang First Bank, Ltd., Hong Kong. Mr. Ohya served in various other senior banking posts at Chekiang First Bank, Ltd., Hong Kong between 1963 and 1984. Mr. Ohya is also a director of Asia Pacific Precious Metals Limited. Mr. Ohya received a Bachelor's degree in Economics from Kyushu University.

Gordon L.M. Seow joined the Board in March 1998. Mr. Seow is a director of several companies in Singapore, including Hotel Properties Limited, Kim Eng Holdings Limited, Pacific Century Regional Developments Limited and Adroit Innovations Limited. Mr. Seow is a member of the advisory board of ChinaVest IV-B, one of ChinaVest's venture capital funds. Mr. Seow was a director of Shell Eastern Petroleum (Pte) Limited, Singapore and retired from the company in 1987 after 30 years of service. He then joined the Singapore Ministry of Foreign Affairs in 1988 and served as Singapore's Commissioner to Hong Kong from 1988 to 1994 and subsequently retired. Mr. Seow received a Barrister-At-Law degree from Lincoln's Inn London.

Victor Yang joined the Board in March 1998. Mr. Yang is a founding partner of and has practiced for over 20 years with the Canadian law firm Boughton Peterson Yang Anderson, Solicitors and manages the firm's Hong Kong office. Mr. Yang is a director of various publicly listed companies in Canada, Singapore and Hong Kong. Mr. Yang is also a member of the law societies of British Columbia, Canada, Hong Kong and the United Kingdom. Mr. Yang received a Bachelor's degree in Business and an L.L.B. in Law from the University of British Columbia.

Board Meetings and Committees

The business and affairs of the Company are managed under the direction of the Board. The Board monitors the overall performance of the Company and oversees strategic planning. The Board also monitors the Company's financial controls and reviews and ratifies the selection and compensation of senior executives. During the fiscal year ended March 31, 2003, the Board held two meetings and acted by written consent one time. During the fiscal year ended March 31, 2003, each Board member attended 75% or more of the aggregate number of meetings of the Board that were held during the period for which he or she was a director, except Mr. George Chen, who missed one Board meeting. The Board has two standing committees: the Audit Committee and the Compensation Committee.

The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent auditors to be retained; oversees the independence of the independent auditors; evaluates the independent auditors' performance; reviews the Company's internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of the Company's independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of the Company's independent auditors. The Audit Committee is currently composed of two members: Mr. Ohya and Mr. Yang. Mr. Koulos served on the Audit Committee until January 20, 2003, when he resigned from the Audit Committee and Mr. Iain S. Gray and Mr. Ohya were appointed to the Audit Committee. Mr. Gray then resigned from the Audit Committee on October 17, 2003. The Audit Committee met twice during the fiscal year ended March 31, 2003 and all directors who were members of the Audit Committee at the time of such meetings were present.

The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Theleen and Mr. Yang. The Compensation Committee met twice during the fiscal year ended March 31, 2003 and all directors who were members of the Compensation Committee were present at both committee meetings, except Mr. Theleen, who was present at one meeting.

PROPOSAL 3

AUTHORIZATION OF THE BOARD TO ISSUE ALL OR PART OF THE AUTHORIZED BUT UNISSUED SHARES OF THE COMPANY, IN SUCH MANNER AND TO SUCH PERSONS AS THEY SHALL IN THEIR ABSOLUTE DISCRETION DEEM FIT, SUCH AUTHORIZATION TO LAPSE AT THE COMPANY's NEXT ANNUAL GENERAL MEETING.

Unlike the laws of most states of the United States, the Companies Ordinance generally prohibits a corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders). However, the Companies Ordinance also provides that a corporation's board of directors may issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, if the shareholders give general authorization to the board of directors to do so. If such authorization is provided, the corporation can avoid calling an extraordinary general meeting each time it wishes to issue shares. Such general authorization automatically lapses at the corporation's next annual general meeting.

Accordingly, you are requested in this Proposal 3 to authorize the Board to issue all or part of the authorized but unissued Shares, subject to Section 57B of the Companies Ordinance, in such manner and to such persons as the Board may in its absolute discretion deem fit.

Although at present the Board has no plans to issue the authorized but unissued Shares, it recommends that the unissued Shares of the Company be available to the Board for issuance in its discretion in order to provide additional flexibility to use the Company's capital stock for business, investment and financial purposes in the future. If this Proposal 3 is approved, the unissued Shares may be issued, without further Shareholder approval, for any purpose recommended by the Board including, without limitation, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies and expanding the Company's business or product lines through the acquisition of other businesses or products.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 3.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of the Company's outstanding Shares as of June 16, 2003 by: (1) each person known by the Company to own beneficially more than 5% of the outstanding Shares, (2) each member of the Board, (3) the directors and executive officers of the Company as a group.

Information with respect to beneficial ownership is based upon information furnished by each director, executive officer or principal stockholder or contained in filings made with the Securities and Exchange Commission ("SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the Shareholders named in this table has sole voting and investment power with respect to the Shares indicated. Except as set forth below, the business address of each named individual is that of the Company.

Name of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percentage of Shares Outstanding (%) (1)
----------------------------------	----------------------	----------------------
ZIC Holdings Limited (2)	2,611,111	29.6
HYP Holdings Limited (3)	492,713	5.6
Heartland Advisors, Inc. (4)	1,280,200	14.5
Gruber & McBaine Capital Management LLC (5)	714,700	8.1
Advent International Corporation (6)	709,095	8.0
Peter A.J. Gardiner (7)	468,333	5.0
Robert A. Theleen (7)	19,481	*
George Chen (7)	19,481	*
Iain S. Gray (7)	2,475	*
Leo Paul Koulos (7)	79,481	*
Takaaki Ohya (7)	2,475	*
Gordon L.M. Seow (7)	74,481	*
Victor Yang (7)	59,481	*
All directors and executive officers as a group (21 persons) (7)	1,282,982	12.7
  ____________________

  * Less than 1%
    Based on 8,834,125 Shares outstanding on June 16, 2003.
    The address of ZIC Holdings Limited ("ZIC") is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Island. Entities associated with ChinaVest own a majority of the voting securities of ZIC and therefore may be deemed to be the beneficial owner of the Shares directly owned by ZIC. Based on a Schedule 13D filed on October 2, 1998, ChinaVest consists of ChinaVest Partners IV, a Delaware limited partnership ("Partners"), ChinaVest Management Ltd., a Bermuda corporation ("Management"), ChinaVest IV, L.P., a Delaware limited partnership ("IV"), ChinaVest IV-A, L.P., a Delaware limited partnership ("IV-A") and ChinaVest IV-B, a Bermuda limited partnership ("IV-B"). Partners is the general partner of IV and IV-A, and Management is the general partner of IV-B.
    The address of HYP Holdings Limited ("HYP") is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Island. ChinaVest owns a majority of the voting securities of HYP and therefore may be deemed to be the beneficial owner of the Shares directly owned by HYP.
    Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2003, filed on May 15, 2003 by Heartland Advisors, Inc. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.
    Based on Form 4 filings made on May 22, 2003 and March 31, 2003 and the Schedule 13G filed on March 31, 2003, Gruber & McBaine Capital Management LLC ("GMCM"), Jon D. Gruber ("Gruber"), J. Patterson McBaine ("McBaine"), Thomas O. Lloyd-Butler ("Lloyd-Butler") and Eric B. Swergold ("Swergold") beneficially own and have shared voting power with respect to 714,700 Shares. Pursuant to Form 4 filings, Gruber also has sole voting authority for an additional 188,700 Shares, and McBaine also has sole voting authority for an additional 123,000 Shares. GMCM is a registered investment advisor. Gruber and McBaine are managers, members and portfolio managers of GMCM. Lloyd-Butler and Swergold are members and portfolio managers of GMCM. The address for GMCM, Gruber, McBaine, Lloyd-Butler and Swergold is 50 Osgood Place, San Francisco, California 94133.
    Includes 511,228 Shares held indirectly as a shareholder of ZIC, and such Shares may be deemed to be beneficially owned by ZIC. Also, include 197,867 Shares held indirectly as a shareholder of HYP, and such Shares may be deemed to be beneficially owned by HYP. Based on a Schedule 13D/A filed on April 8, 1998, the following table sets forth the aggregate number of Shares beneficially owned by the following Advent funds:
Entity	Number of Shares
--------	----------------------
Advent Global GECC Limited Partnership	64,683
----------
Advent Global Management Limited Partnership	64,683
Advent Asia/Pacific Fund Limited Partnership	82,759
Asia/Pacific Special Situations Fund Limited Partnership	461,615
Global Private Equity II Limited Partnership	86,191
Global Private Equity II PGGM Limited Partnership	10,823
----------
Advent International Limited Partnership	706,071
Advent International Investors II Limited Partnership	3,024
----------
Advent International Corporation	709,095

  Advent Advisory Corporation ("AIC") is an investment advisory firm. AIC is the general partner of Advent International Limited Partnership ("AILP") and Advent International Investors II Limited Partnership. AILP is the general partner of Advent Asia/Pacific Fund Limited Partnership. Asia/Pacific Special Situations Fund Limited Partnership, Global Private Equity II Limited Partnership, and Global Private Equity II -- PGGM Limited Partnership, which are venture capital investment funds. AILP is also the general partner of Advent Global Management Limited Partnership ("AGMLP") which, in turn is the general partner of Advent Global GECC Limited Partnership, a venture capital investment funds. As such, AIC has the sole power to vote and dispose of the securities owned by the all of the above listed funds. The principal business address for the above mentioned funds is c/o Advent International Corporation, 101 Federal Street, Boston, Massachusetts 02110.

  (7) Includes 468,333, 19,481, 19,481, 2,475, 79,481, 2,475, 74,481 and 59,481 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Messrs. Gardiner, Theleen, Chen, Gray, Koulos, Ohya, Seow and Yang, respectively, and an additional 557,294 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to seven officers not listed on the table. The percentage of shares outstanding is based on 8,834,125 shares outstanding on June 16, 2003, plus the ADSs issuable upon exercise of options.

  COMPENSATION

  Compensation of Directors

  The Company's employee directors did not receive compensation for their services for the fiscal year ended March 31, 2003.

  The Company does not have a fixed compensation policy for its non-employee directors. Rather, the Board determines the compensation for the Company's non-employee directors annually. As compensation for their services for the fiscal year ended March 31, 2003, Messrs. Theleen, Chen, Koulos, Seow and Yang each received a non-qualified stock option to purchase 19,481 ADSs. Such options vest in 12 equal monthly installments at the end of each month beginning with April 2002. In addition, Messrs. Koulos, Seow and Yang received non-qualified stock options to purchase 30,000, 27,500 and 20,000 ADSs, respectively. Such options vested immediately on the date of grant. Messrs. Gray and Ohya joined the Board in January 2003 and each received a non-qualified stock option to purchase 2,475 ADSs. Such options vest in three equal monthly installments at the end of each month beginning with January 2003. All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

  No directors received any other compensation for serving on the Board or any committee thereof during the fiscal year ended March 31, 2003, but were reimbursed for their expenses for each Board or committee meeting they attended.

  Compensation of Executive Officers

  Compensation

  We paid an aggregate amount of compensation, including salary, bonus and other annual compensation, during the fiscal year ended March 31, 2003 to our executive officers as a group equal to $2.6 million.

  Employment Contracts

  On October 1, 2000, Zindart Limited, a corporation organized under the laws of Bermuda and an indirect wholly-owned subsidiary of the Company ("Zindart Bermuda") entered into an employment agreement with Peter A.J. Gardiner. The employment agreement provides that Mr. Gardiner will serve as the Chief Executive Officer of Zindart Bermuda and perform such duties as determined by the Board for a base salary of $300,000 per year plus a performance-based annual bonus. Pursuant to the employment agreement, the Board retains the discretion to increase Mr. Gardiner's base salary at any time and in any amount as it so decides in its sole discretion. On June 19, 2003, the Board approved that Mr. Gardiner's base salary be increased to $400,000 annually from $300,000 annually effective April 1, 2003. In addition, effective October 31, 2000, Mr. Gardiner was granted options to purchase 500,000 ADSs representing 500,000 Shares of the Company, with 120,000 of the ADSs vesting immediately upon the grant. Of the remaining 380,000 ADSs, one third vests on October 31, 2001 and the remaining two-thirds vest monthly over the following two year period. Zindart Bermuda may terminate Mr. Gardiner's employment with or without "cause" as defined in the employment agreement. However, if Zindart Bermuda terminates Mr. Gardiner without "cause," Zindart Bermuda must pay him severance equal to one full year of his base salary.

  The Company entered into an employment agreement with Ken Fowler on September 25, 2002. The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Group. The employment agreement has no fixed term and is terminable by three months notice from Mr. Fowler or the Company.

  The Company entered into an employment agreement with C. Richard Tong on December 17, 2001. The employment agreement provides that Mr. Tong will serve as the President and Chief Executive Officer of Zindart Manufacturing. The employment agreement has no fixed term and is terminable by three months notice from Mr. Tong or the Company.

  Hua Yang Printing Holdings Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into an employment agreement with Kevin Murphy on April 1, 2002. The employment agreement provides that Mr. Murphy will serve as the President and Chief Executive Officer of Hua Yang. The employment agreement has no fixed term and is terminable by three months notice from Mr. Murphy or Hua Yang Printing Holdings Co., Ltd.

  Corgi Classics Limited, an indirect wholly-owned subsidiary of the Company, entered into an employment agreement with Christopher Guest on July 28, 1999. The employment agreement provides that Mr. Guest will serve as the Chief Executive Officer of Corgi. The employment agreement has no fixed term and is terminable by three months notice from Mr. Guest or one year notice from Corgi Classics Limited.

  Indemnification of Directors and Officers

  Pursuant to its Articles of Association, the Company may indemnify any director, officer or auditor of the Company out of assets of the Company against any liability incurred by him in the performance of his duties or in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or which he is acquitted. Provided, however, that no such indemnity shall apply in respect of liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

  Share Ownership

  The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain employees and directors. The following table sets forth information concerning individual grants of stock options made during the fiscal year ended March 31, 2003 to the Company's directors and executive officers.

Name	Number of Options Granted		Exercise Price($) (1)	Expiration Date (1)
--------	----------------		----------------	----------------
Robert A. Theleen	19,481	(2)	1.54	Sep 4, 2012
George Chen	19,481	(2)	1.54	Sep 4, 2012
Iain S. Gray	2,475	(3)	3.03	Jan 20, 2013
Leo Paul Koulos	19,481 30,000	(2) (4)	1.54 3.03	Sep 4, 2012 Jan 20, 2013
Takaaki Ohya	2,475	(3)	3.03	Jan 20, 2013
Gordon L.M. Seow	19,481 27,500	(2) (4)	1.54 3.03	Sep 4, 2012 Jan 20, 2013
Victor Yang	19,481 20,000	(2) (4)	1.54 3.03	Sep 4, 2012 Jan 20, 2013
Ken Fowler	100,000	(5)	1.51	Sep 25, 2012
Tony Brooks	30,000	(6)	1.82	Apr 1, 2012
Tee Swee Kan	30,000	(6)	3.20	Mar 3, 2013
Christopher Guest	200,000	(7)	1.82	Apr 1, 2012
Len Kalkun	100,000	(7)	1.82	Apr 1, 2012
  ____________________
    All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.
    The options vest in 12 equal monthly installments at the end of each month beginning with April 2002.
    The options vest in three equal monthly installments at the end of each month beginning with January 2003.
    The options vested immediately on the date of grant.
    The option vests over 15 months with 50% of the ADSs subject to the option having vested on September 25, 2002, the date of such grant, and the remaining 50% of the ADSs vesting pro rata in equal monthly installments through December 25, 2003.
    The options vest over a four years period subsequent to the date of grant.
    The option vests over 15 months with 50% of the ADSs subject to the option having vested on April 1, 2002, the date of such grant, and the remaining 50% of the ADSs vesting in equal monthly installments through July 1, 2003.

  The following table sets forth information concerning stock options granted to the Company's directors and executive officers on the Company's outstanding shares as of March 31, 2003. None of the Company's directors or executive officers beneficially own shares of the Company's ADSs.

Name	Number of Options Held	Exercise Price($)	Expiration Date
-------	-------------------	---------------------	----------------------
Peter A.J. Gardiner	100,000 20,000 380,000	2.50 2.50 2.50	Oct 31, 2003 Oct 31, 2003 Oct 31, 2010
Robert A. Theleen	19,481	1.54	Sep 4, 2012
George Chen	19,481	1.54	Sep 4, 2012
Iain S. Gray	2,475	3.03	Jan 20, 2013
Leo Paul Koulos	10,000 10,000 10,000 19,481 30,000	6.75 6.75 6.875 1.54 3.03	May 15, 2007 Dec 15, 2008 Jan 21, 2010 Sep 4, 2012 Jan 20, 2013
Takaaki Ohya	2,475	3.03	Jan 20, 2013
Gordon L.M. Seow	10,000 7,500 10,000 19,481 27,500	6.75 6.75 6.875 1.54 3.03	May 15, 2007 Dec 15, 2008 Jan 21, 2010 Sep 4, 2012 Jan 20, 2013
Victor Yang	5,000 5,000 10,000 19,481 20,000	6.75 6.75 6.875 1.54 3.03	May 15, 2007 Dec 15, 2008 Jan 21, 2010 Sep 4, 2012 Jan 20, 2013
Ken Fowler	100,000	1.51	Sep 25, 2012
C. Richard Tong	100,000	1.80	Dec 17, 2011
K.H. Li	5,000 5,000 30,000	6.75 6.875 1.5625	Dec 15, 2008 Jan 21, 2010 Jan 11, 2011
Kevin Murphy	5,000 2,500 30,000 100,000	6.75 6.875 1.5625 1.70	Dec 15, 2008 Jan 21, 2010 Jan 11, 2011 Nov 1, 2011
Tony Brooks	30,000	1.82	Apr 1, 2012
Tee Swee Kan	30,000	3.20	Mar 3, 2013
Christopher Guest	75,000 5,000 200,000	1.5625 1.5625 1.82	Jan 11, 2011 Jan 11, 2011 Apr 1, 2012
Colin Summerbell	20,000	1.5625	Jan 11, 2011
Len Kalkun	40,000 100,000	1.5625 1.82	Jan 11, 2011 Apr 1, 2012

  REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION (1)

  The Company applies a consistent philosophy to compensation for all employees, including senior management. It is based on the premise that achievements of the Company result from the coordinated efforts of all individuals working toward common objectives focused on meeting customer and shareholder expectations.

  The goals of the Company's compensation program are to align compensation with business objectives and performance while enabling the Company to attract, retain and reward employees who contribute to the long-term success of the Company. In all cases, attention is given to fairness in the administration of compensation and to assuring that all employees understand the related performance evaluation and administrative process.

  The Company's compensation program for executive officers is based on the principles described above and is administered by the Compensation Committee.

  The Company's executive compensation is intended to be consistent with leading companies in the Company's industry while being contingent upon the Company's achievement of near- and long-term objectives and goals. For the fiscal year ended March 31, 2003, the principal measures the Compensation Committee looked to in evaluating the Company's progress towards these objectives and goals were growth in revenues, net profits and customer satisfaction. The Company's executive compensation is based on four components, each of which is intended to serve the overall compensation philosophy.

  Base Salary

  Base salary is targeted toward the middle to the top of the range established by comparable manufacturing companies in the People's Republic of China and Hong Kong. Base salaries are reviewed annually to ensure that the Company's salaries are competitive within the target range.

  Merit Increase

  Merit increases are designed to encourage management to perform at consistently high levels. Salaries for executives are reviewed by the Compensation Committee on an annual basis and may be increased at that time based on the Compensation Committee's agreement that the individual's overall contribution to the Company merits recognition.

  Bonuses

  Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee or exceptional Company performance. Generally, the higher the employee's level of job responsibility, the larger the portion of the individual's compensation package that may be represented by a bonus. As is customary in Hong Kong and the People's Republic of China, the range of possible bonus amounts are determined upon commencement of employment. The actual bonus amount must be approved by the Executive Chairman and the Compensation Committee in the case of executives other than the Executive Chairman and by the Compensation Committee alone in the case of the Executive Chairman. In determining the bonus element of compensation, the Compensation Committee places particular emphasis on the Company's performance against the management objectives and goals described above.

  Stock Options

  The Compensation Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are also used to retain executives and motivate them to improve long-term stock market performance. Stock options are granted at the prevailing market value and will only have value if the Company's stock price increases. Generally, stock option grants vest 25% per year over four years.

  The Compensation Committee determines the number of options to be granted based upon the competitive marketplace, with a particular focus on determining what level of equity incentive is necessary to retain a particular individual. Outstanding historical performance by an individual is additionally recognized through larger than normal option grants.

  Executive Chairman

  The Compensation Committee uses the same philosophy described above with respect to other executive officers in setting the compensation for the Chief Executive Officer of the Company or any of its subsidiaries.

  Compensation Committee

  Leo Paul Koulos, Chairman

  Robert A. Theleen

  Victor Yang

  Compensation Committee Interlocks and Insider Participation

  Mr. Koulos, Mr. Theleen and Mr. Yang served on the Compensation Committee in the fiscal year ended March 31, 2003. No director or executive officer of the Company serves on the compensation committee of the board of directors of any company for which Mr. Koulos, Mr. Theleen or Mr. Yang serve as executive officers or directors.

  ____________________

    This section is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

    REPORT OF THE AUDIT COMMITTEE     (2)

    The Audit Committee is comprised of two outside directors, all of whom are independent under Rule 4200(a)(14) of the National Association of Securities Dealers' ("NASD") listing standards. Mr. Koulos served on the Audit Committee during a portion of the fiscal year ended March 31, 2003; however, on January 20, 2003, Mr. Koulos resigned from the Audit Committee and Mr. Gray and Mr. Ohya were appointed to the Audit Committee. Mr. Gray then resigned on October 17, 2003. During the fiscal year ended March 31, 2001, the Board approved and adopted a written charter, which sets forth the Audit Committee's duties and responsibilities and reflects new SEC regulations and NASD rules.

    The Audit Committee has reviewed and discussed the Company's audited financial statements for the fiscal year ended March 31, 2003 with management and with the Company's independent auditors, KPMG. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with KPMG their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditor's independence.

    Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited financial statements for the fiscal year ended March 31, 2003 be included in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2003 for filing with the SEC.

    Audit Committee

    Takaaki Ohya

    Victor Yang

    ____________________

    This section is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

  OTHER MATTERS

  The Board knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board,
/s/ PETER A.J. GARDINER
Peter A.J. Gardiner Executive Chairman of the Board

  October 31, 2003

  A copy of the Company's annual report on Form 20-F for the fiscal year ended March 31, 2003 filed with the SEC is available without charge upon written request to: Chief Financial Officer, Zindart Limited, Flat D, 25/F., Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong S.A.R., China.

  Signatures

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: December 1, 2003	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)